Filed by URS Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: URS Corporation

Commission File No.: 1-7567

Date: August 14, 2014

At 5:48pm Eastern on August 14, 2014, URS Corporation (“URS”) distributed the below memorandum to URS employees:

To:	All URS Employees

From:	Martin Koffel

Subject:	URS/AECOM Update

I am pleased to update you on our plans to join AECOM Technology Corporation—a very exciting development for both URS and our counterparts at AECOM. By joining forces with one of our most recognized industry peers, I am confident we can build a stronger future and create greater opportunities to prosper and grow, both as a combined company and as individuals in our respective careers. Together, URS and AECOM will be one of the largest global providers of integrated engineering, construction, and support services, with more than 95,000 employees in 150 countries.

Since we announced our plans in July, the leadership teams from URS and AECOM have been actively engaged in discussions on a wide range of topics regarding the combination. Our focus has been on determining the optimal structure for the combined company, how we will position ourselves in the marketplace and with our clients, and the best ways to create greater career opportunities for our employees as part of a larger, global organization.

These discussions have reaffirmed the wisdom of the combination. On closer study, we believe that our businesses are fully complementary—with very little overlap and strong similarities in the way we approach our work, serve our clients, and interact with our fellow colleagues. Equally important, URS and AECOM share strong business values, including an uncompromising commitment to operational and technical excellence, safety, ethics, sustainability, and corporate responsibility. Both companies approach the acquisition with a strong spirit of collaboration—to planning for our future in a thoughtful, disciplined, and inclusive manner.

In late July, we held the first in a series of planning meetings. These meetings were designed to begin working through the details of how best to combine our operations to create a single company positioned to meet the needs of our clients and compete in today’s marketplace. Approximately 100 leaders from URS and AECOM participated, including members of the management teams from our Divisions, as well as key staff from our Corporate and Division support functions. A variety of “Teams,” comprising representatives from URS and AECOM, were named to develop plans for combining various aspects of our operations and support functions into a single, cohesive organization. Tom Hicks, our Chief Financial Officer, and Olga Perković, Vice President, Strategy, are the executives overseeing these activities.

As I am certain you can appreciate, combining two large and diverse organizations like URS and AECOM, is a highly complex undertaking. In the weeks that have followed, more of our colleagues—with specialized expertise in key aspects of URS’ operations—have joined in these activities. Of course, we recognize that many of you have specific questions about the combined organization, particularly as it relates to your specific role or area of business, but it will take several more weeks before our integration planning begins to result in strategic decisions. I can assure you that we will communicate details in as timely a manner as possible, as decisions are finalized.

We are excited about the prospects for the combined company and continue to expect that the acquisition will be completed in October, subject to customary regulatory and stockholder approvals. Until this occurs, URS and AECOM will remain independent companies, and it is business as usual until closing. The most important thing that each of us can do during the interim is to remain focused on our jobs, providing exceptional service to clients, and delivering on our project commitments.

Once the acquisition closes, we do not expect significant changes within our operating Divisions for the remainder of 2014. We also will continue to offer URS’ benefits plans through the 2015 year.

Longer term, we expect to implement a fully integrated organizational structure in early 2015 that will capitalize on our combined strengths and achieve our goal of creating a new organization we can all take pride in, and that is the preferred business partner to our clients. With your support and flexibility, I am confident we will succeed.

I look forward to updating you on our activities and progress in the weeks ahead.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements in this document other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future – including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction – are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS. AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, on August 1, 2014, AECOM filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus and other relevant documents filed with the SEC (including the definitive joint proxy statement/prospectus), when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online at www.aecom-urs.com.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM directors and executive officers is available in AECOM proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on Jan. 24, 2014. Information about URS’s directors and executive officers is available in URS’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.